Exhibit 3.1

COMPANY ACT

----

ALTERED MEMORANDUM

(as altered by Special Resolutions

passed on December 4, 2001)

OF

ONLINE CONSORTIUM CORP.

1. The name of the Company is Online Consortium Corp.

2. The authorized capital of the Company consists of Three Hundred and Thirty-Three. Million, Three Hundred and Thirty-Three Thousand, Three Hundred and Thirty-Three (33,333,333) common shares without par value.